# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PharmaCyte Biotech, Inc., CIK 0001157075
CUSIP: 71715X203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada (NV), 89169
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 532,254; sole dispositive power 0; shared dispositive power 532,254; aggregate amount beneficially owned 532,254 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,227; shared voting power 508,859; sole dispositive power 22,227; shared dispositive power 508,859; aggregate amount beneficially owned 531,086 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 532,254; sole dispositive power 0; shared dispositive power 532,254; aggregate amount beneficially owned 532,254 (4.99% of the class)

## Item 1. Issuer
Name of issuer: PharmaCyte Biotech, Inc.
Address of issuer's principal executive offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2025, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 532,254 shares of Common Stock, which consisted of (i) 500,000 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") and (ii) 32,254 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2"), and all such shares of Common Stock represented beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 10,134,160 shares of Common Stock outstanding as of December 16, 2025, as reported by the Issuer, plus (2) 500,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 and (2) 32,254 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2. The foregoing excludes (I) 96,893 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 9,720,474 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 2,104,478 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 608,553 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 5") because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (V) 1,871,515 shares of Common Stock issuable upon conversion of Series H Convertible Preferred Stock (the "Preferred Stock") held by Intracoastal because the terms of the Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 14,934,167 shares of Common Stock.

As of the close of business on December 31, 2025, Mr. Asher may have been deemed to have beneficial ownership of 531,086 shares of Common Stock, which consisted of (i) 22,227 shares of Common Stock held by Mr. Asher, (ii) 500,000 shares of Common Stock issuable upon exercise Intracoastal Warrant 1 and (iii) 8,859 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2, and all such shares of Common Stock represented beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 10,134,160 shares of Common Stock outstanding as of December 16, 2025, as reported by the Issuer, plus (2) 500,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 and (3) 8,859 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2. The foregoing excludes (I) 120,288 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 9,720,474 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 2,104,478 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 608,553 shares of Common Stock issuable upon exercise of Intracoastal Warrant 5 because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (V) 1,871,515 shares of Common Stock issuable upon conversion of the Preferred Stock held by Intracoastal because the terms of the Preferred Stock contain a blocker provision under which the holder thereof does not have the right to convert the Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Asher may have been deemed to have beneficial ownership of 14,956,394 shares of Common Stock.
Percent of class: 4.99
Sole power to vote or to direct the vote: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 22,227 shares of Common Stock with respect to Mr. Asher.
Shared power to vote or to direct the vote: 532,254 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 508,859 shares of Common Stock with respect to Mr. Asher.
Sole power to dispose or to direct the disposition: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 22,227 shares of Common Stock with respect to Mr. Asher.
Shared power to dispose or to direct the disposition: 532,254 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 508,859 shares of Common Stock with respect to Mr. Asher.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (02/13/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (02/13/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (02/13/2026)